Exhibit 99.1

wipro

January 21, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Completion of extinguishment of 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs) Equity Shares of Wipro Limited (the “Company”)

Pursuant to the public announcement dated November 18, 2020 (the “Public Announcement”) and the letter of offer dated December 22, 2020 (the “Letter of Offer”), the Tendering Period for the Buyback opened on Tuesday, December 29, 2020 and closed on Monday, January 11, 2021.

In accordance with the provisions of Regulation 24(iv) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), the following are the details of the Equity Shares bought back by the Company during the Tendering Period and extinguished:

Equity share capital before the said extinguishment (Number of Equity Shares)	Number of Equity Shares extinguished	Equity share capital after the said extinguishment (Number of Equity Shares)
5,71,53,38,089	23,75,00,000	5,47,78,38,089

The terms used but not defined in this letter shall have the same meanings as assigned in the Public Announcement and the Letter of Offer.

We also enclose a copy of the certificate dated January 21, 2021 relating to the above extinguishment of 23,75,00,000 Equity Shares, in accordance with the provisions of Regulation 11(iv) of the Buyback Regulations.

The number of Equity Share bought back and the post-Buyback shareholding pattern were disclosed in the Post Buyback Public Announcement published and submitted for your records on January 16, 2021 and have been reproduced in Annexure A for ease of reference.

Yours faithfully,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Registered Office:
Wipro Limited T: +91 (80) 2844 0011
Doddakannelli F: +91 (80) 2844 0256
Sarjapur Road E: info@wipro.com
Bengaluru 560 035 W: wipro.com
India C: L32102KA1945PLC020800

Annexure A

The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback
	Number of Equity Shares	% to pre Buyback Equity Share capital	Number of Equity Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	4,22,99,45,033	74.01	4,00,10,40,248	73.04
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	64,47,35,118	11.28
Financial Institutions/Banks, NBFCs & Mutual Funds	34,68,32,236	6.07	1,47,67,97,841	26.96
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)	49,38,25,702	8.64
Total	5,71,53,38,089	100.00	5,47,78,38,089	100.00

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY WIPRO LIMITED

(the “Company”)

The certificate is being issued pursuant to the requirements of Regulation 11 of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (“Buyback Regulations”).

Pursuant to the Public Announcement dated November 18, 2020 and the Letter of Offer dated December 22, 2020, the tendering period for the Buyback Offer opened on Tuesday, December 29, 2020 and closed on Monday, January 11, 2021 (the “Tendering Period”). The following are the details of the Equity Shares bought back by the Company during the said Tendering Period and extinguished.

A.	The equity shares extinguished in dematerialised form are as under:

Name of the Depository Participant and DP ID No.	Company’s A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
JM Financial Services Limited – IN302927	10288238	January 19, 2021	23,75,00,000

B.	The equity shares extinguished in physical form are as under: Nil

C.	The total equity shares extinguished/destroyed in dematerialised and physical form arc as under:

Total Number of Equity Shares Extinguished/ Destroyed (A+ B)	23,75,00,000

This is to certify that the above equity shares of the Company, being in dematerialised form were extinguished in compliance with the provisions of Regulation 11 of the Buyback Regulations. This is for your information and records.

For Wipro Limited	For Wipro Limited

Name: Rishad A Premji Designation: Chairman	Name: Thierry Delaporte Designation: Chief Executive Officer and Managing Director

For Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No 117366W/W-100018	For KFin Technologies Private Limited Registrar to the Buyback

Name: Vikas Bagaria Designation: Partner Membership No: 60408	Name: M Murali Krishna Designation: General Manager

Date: January 21, 2021

Enclosed: Confirmation from National Securities Depository Limited for extinguishment of Equity Shares in dematerialized form.

CC:

JM Financial Limited, 7th floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025, India.

National Securities Depository Limited
NSDL Technology, Trust & Reach

Ref: II/CA/COM/02970/2021	January 19, 2021

Mr. Sanaulla Khan Mohammed

Company Secretary

Wipro Limited

Doddakannelli

Sarjapur Road

Bangalore - 560035

Sub : Buy-back (tender offer)

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; KFIN TECHNOLOGIES PRIVATE LIMITED., Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	Quantity	Execution Date
INE075A01022	WIPRO LIMITED EQ F.V. RS. 2	Debit	1	237,500,000.000	19/Jan/2021

You may contact your R&T Agent/Registry Division for further details in this regard.

Your faithfully,

Rakesh Mehta

Vice President

Digitally Signed By

Name: RAKESH MAHASUKHLAL MEHTA

Date: 19/01/202113:06:20

Reason: Authentication

Location: NSDL,Mumbai

4th Floor, ‘A’ Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013, India
Tel.: 91-22-2499 4200 | Fax: 91-22-2497 6351 | CIN-U74120MH2012PLC230380 | Email:info@nsdl.co.in | Web: www.nsdl.co.in